June 14, 2019

Randy S. Gordon
President and Chief Executive Officer
Paradise Inc.
1200 W. Dr. Martin Luther King, Jr. Blvd.
Plant City, FL 33563

       Re: Paradise Inc.
           Preliminary Proxy Statement on Schedule 14A
           Response Dated June 5, 2019
           File No. 000-03026

Dear Mr. Gordon:

       We have reviewed your June 5, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 24, 2019 letter.

Response Letter Dated June 5, 2019

Preliminary Proxy Statement filed May 3, 2019
Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

1. We have read your response to prior comments six and seven, regarding your pro forma presentation. We note that you have prepared multiple pro forma statements for various dates and under three scenarios, based on whether you would sell the fruit business (the
      "Asset Sale"), liquidate other assets including the plastics business (the "Liquidation"), or both; though you indicate the first two scenarios are unlikely.

      Please address the following points.

          Given that you describe the combined Asset Sale and Liquidation as the only viable
 Randy S. Gordon
FirstName LastNameRandy S. Gordon
Paradise Inc.
Comapany NameParadise Inc.
June 14, 2019
June 14, 2019 Page 2
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FirstName LastName
             scenario, you should include a pro forma balance sheet for this scenario, as of March
             31, 2019, to comply with Rule 11-02(b)(6) of Regulation S-X. The pro forma balance sheets for other dates and scenarios that you will not undertake are not required.

             Please show the pro forma adjustments for the Asset Sale and Liquidation in separate columns, and include a column of subtotals in-between to illustrate the effects of the
             Asset Sale prior to the Liquidation, and a column of totals to the right, to illustrate the liquidation accounting balances that you expect to report under FASB ASC 205-30, once you obtain shareholder approval and prior to completing the Liquidation.
             However, if you have secured agreements to sell any of these assets, and thereby meet the factually supportable criteria in Rule 11-02(b)(6), illustrate the sale of such assets as pro forma adjustments related to the Liquidation. Please address the requirements that will apply under FASB ASC 205-30-25-4, 5, 6 and 7, in calculating your pro forma adjustments.

             You should include pro forma statements of operations to illustrate the effects of the combined Asset Sale and Liquidation for the interim period ended March 31, 2019 and for the fiscal year ended December 31, 2018, utilizing a format that is consistent with that outlined in the preceding point. The adjustments pertaining to the Asset Sale should comply with Instruction 3 to paragraph (b) of Rule 11-02(b) of Regulation S-X, while the adjustments concerning the Liquidation should reflect the accounting that will apply under FASB ASC 205-30, while locating buyers for the remaining assets, rather than the sale of the remaining assets, unless and only to the extent that you have secured agreements to sell the assets and thereby meet the factually supportable criteria in Rule 11-02(b)(6). The pro forma statements of operations for other periods and scenarios that you will not undertake are not required.

             In your response you indicate that real estate assets utilized to conduct the fruit business would be sold as part of the Liquidation rather than part of the fruit business
             Asset Sale. Include a note to your pro forma financial statements that describes such assets and explains how and to what extent they have been utilized in each business.
             Also identify and explain the reasons for any differences between the Asset Sale pro forma adjustments,and the corresponding Business Segment disclosures in your historical financial statements.

             Include narratives for each pro forma adjustment or set of pro forma adjustments for which the same explanation will suffice, grouped according to whether they pertain to the Asset Sale or the Liquidation, also grouped according to whether they pertain to the pro forma balance sheet, or the pro forma statements of operations. Indicate how the adjustments have been determined and describe any uncertainties and limitations, and the basis for any assumptions pertaining to your application of FASB ASC 205-
             30. To the extent that you present multiple items in a single pro forma adjustment, the
 Randy S. Gordon
Paradise Inc.
June 14, 2019
Page 3
             related note should identify and quantify each component.

             You indicate that estimates could materially change as the terms of the sale are finalized. Please include a note to the pro forma financial statements with a separate tabulation of your distribution estimates, including a reconciliation between the pro forma balance sheet total(s), and the expected distribution amount. Include a narrative clarifying whether the range of your distribution estimates represents a sensitivity analysis or an assessment of reasonably possible outcomes. In either case, describe your approach in calculating the range, including the basis for all material assumptions, to comply with Rule 11-02(b)(8) of Regulation S-X. It should be clear how you considered the requirements that will apply under FASB ASC 205-30-25-4,
             5, 6, in determining it is reasonable to assume you will be able to sell the Plastics
             Business and Real Estate for net book value, and will achieve break-even performance during the period between closing the Asset Sale and completing the Liquidation.

             Please resolve any inconsistencies between the liquidation table on page 61 of the
             Proxy Statement filed May 3, 2019, including the low, mid and high valuations, and the pro forma-to-distribution estimate reconciliation that you disclose in response to the preceding point.
        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



FirstName LastNameRandy S. Gordon                              Sincerely,
Comapany NameParadise Inc.
                                                               Division of
Corporation Finance
June 14, 2019 Page 3                                           Office of
Natural Resources
FirstName LastName